# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Replimune Group, Inc., CIK 0001737953
CUSIP: 76029N106
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 500 Unicorn Park Drive, Suite 303, Woburn, Massachusetts (MA), 01801
Date of event which requires filing of this statement: 08/09/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001104659-25-021795
Filed by CIK 0001263508
Persons authorized to receive notices and communications: Alexandra A. Toohey, CFO, 860 Washington Street, 3rd Floor, New York, New York (NY), 10014, 212-339-5690

## Reporting persons
- Baker Bros. Advisors LP (CIK 0001263508): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 11,075,336; shared voting power 0; sole dispositive power 11,075,336; shared dispositive power 0; aggregate amount beneficially owned 11,075,336 (11.8% of the class)
- Baker Bros. Advisors (GP) LLC (CIK 0001580575): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 11,075,336; shared voting power 0; sole dispositive power 11,075,336; shared dispositive power 0; aggregate amount beneficially owned 11,075,336 (11.8% of the class)
- Julian C. Baker (CIK 0001087939): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 11,075,336; shared voting power 0; sole dispositive power 11,075,336; shared dispositive power 0; aggregate amount beneficially owned 11,075,336 (11.8% of the class)
- Felix J. Baker (CIK 0001087940): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 11,075,336; shared voting power 0; sole dispositive power 11,075,336; shared dispositive power 0; aggregate amount beneficially owned 11,075,336 (11.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Replimune Group, Inc.
Address of issuer's principal executive offices: 500 Unicorn Park Drive, Suite 303, Woburn, Massachusetts (MA), 01801
Comment:
This Amendment No. 1 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker (collectively, the "Reporting Persons"). Except as supplemented and amended herein, the Schedule 13D remains in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. ("Life Sciences") and 667, L.P. ("667", and together with Life Sciences, the "Funds"), and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 below is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosures in Item 5 and Item 6 below are incorporated herein by reference.

On August 9, 2026, Replimune Group, Inc. (the "Issuer") entered into an underwriting agreement (the "Underwriting Agreement") with Leerink Partners LLC, J.P. Morgan Securities LLC, and Cantor Fitzgerald & Co. (collectively, the "Underwriters"), related to the public offering (the "Offering") of 9,701,490 shares of common stock of the Issuer ("Common Stock") at a price to the public of $12.06 per share and 2,736,340 pre-funded warrants at a price to the public of $12.0599 per pre-funded warrant to purchase shares of Common Stock that are exercisable at any time on a 1-for-1 basis into Common Stock at an exercise price of $0.0001 per warrant with no expiration date, subject to beneficial ownership limitations described in Item 5 (the "2026 $0.0001 Prefunded Warrants").

The Offering closed on August 11, 2026.

Pursuant to the Offering, 667 and Life Sciences purchased 126,394 and 2,609,946 2026 $0.0001 Prefunded Warrants, respectively, at the offering price of $12.0599 per pre-funded warrant, totaling 2,736,340 2026 $0.0001 Prefunded Warrants in the aggregate for an aggregate purchase price of $32,999,986.77. Each of 667 and Life Sciences purchased the 2026 $0.0001 Prefunded Warrants with its working capital.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons' continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors of the Issuer (the "Board") and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer's management and other investors, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of $0.0001 Prefunded Warrants (as defined in Item 5), exercise of $0.001 Prefunded Warrants (as defined in Item 5), exercise of Stock Options (as defined in Item 5) or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosures in the Reporting Persons' cover pages and in Item 4 are incorporated by reference herein.

Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 1 are incorporated herein by reference. The percentage of beneficial ownership for each of the Reporting Persons reported herein is based on 83,945,161 shares of Common Stock outstanding as of June 25, 2026 as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission ("SEC") on June 29, 2026 plus 9,701,490 shares of Common Stock issued at the close of the Offering plus 30,000 shares of Common Stock underlying Stock Options (as defined below) held directly by Michael Goller that are exercisable within 60 days. Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon exercise of $0.001 Prefunded Warrants (as defined below) and $0.0001 Prefunded Warrants (as defined below), subject to the limitations on exercise described below.
Number of shares as to which each person has sole or shared power to vote or dispose:
Items 7 through 10 of each of the cover pages of this Amendment No. 1 are incorporated herein by reference. The disclosure in Item 5(a) is incorporated herein by reference.

667 is a direct holder of 929,241 shares of Common Stock, 439,755 pre-funded warrants to purchase shares of Common Stock that are exercisable at any time on a 1-for-1 basis into Common Stock at an exercise price of $0.0001 per warrant with no expiration date, subject to beneficial ownership limitations described below (the "2020/2022 $0.0001 Prefunded Warrants"), 327,307 pre-funded warrants to purchase shares of Common Stock that are exercisable at any time on a 1-for-1 basis into Common Stock at an exercise price of $0.0001 per warrant with no expiration date, subject to beneficial ownership limitations described below (the "2024 $0.0001 Prefunded Warrants"), 469,995 pre-funded warrants to purchase shares of Common Stock that are exercisable at any time on a 1-for-1 basis into Common Stock at an exercise price of $0.001 per warrant with no expiration date, subject to beneficial ownership limitations described below (the "$0.001 Prefunded Warrants") and 126,394 2026 $0.0001 Prefunded Warrants.

Life Sciences is a direct holder of 10,116,095 shares of Common Stock, 4,102,636 2020/2022 $0.0001 Prefunded Warrants, 3,518,877 2024 $0.0001 Prefunded Warrants, 5,199,583 $0.001 Prefunded Warrants and 2,609,946 2026 $0.0001 Prefunded Warrants.

The foregoing description of the 2026 $0.0001 Prefunded Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of 2026 $0.0001 Prefunded Warrant, which is incorporated by reference as Exhibit 99.1 and is incorporated herein by reference.

The 2020/2022 $0.0001 Prefunded Warrants, the 2024 $0.0001 Prefunded Warrants and the 2026 $0.0001 Prefunded Warrants (collectively, the "$0.0001 Prefunded Warrants") are only exercisable to the extent that after giving effect or immediately prior to such exercise the holders thereof, their affiliates and any persons who are members of a Section 13(d) group with the holders or one of their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no more than 4.99% of the outstanding Common Stock (the "$0.0001 Maximum Percentage"). By written notice to the Issuer, the Funds may from time to time increase or decrease the $0.0001 Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Issuer. Due to the $0.0001 Maximum Percentage, the Funds cannot presently exercise any shares of the $0.0001 Prefunded Warrants.

The $0.001 Prefunded Warrants are only exercisable to the extent that after giving effect or immediately prior to such exercise the holders thereof, their affiliates and any persons who are members of a Section 13(d) group with the holders or one of their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the outstanding Common Stock (the "$0.001 Maximum Percentage"). By written notice to the Issuer, the Funds may from time to time increase or decrease the $0.001 Maximum Percentage applicable to that Fund to any other percentage not in excess of 9.99%. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Issuer. Due to the $0.001 Maximum Percentage, the Funds cannot presently exercise any shares of $0.001 Prefunded Warrants.

In connection with his service on the Board, Michael Goller holds 64,000 options to purchase Common Stock ("Stock Options") at an exercise price of $12.29 per share, 25% of which vested on March 5, 2026, with the remaining 75% vesting in 24 equal monthly installments thereafter. The Stock Options expire on March 5, 2035. 30,000 of these Stock Options are vested or will vest within 60 days of the date of this filing.

On April 1, 2026, in connection with his service on the Board, Michael Goller was granted 44,500 Stock Options at an exercise price of $7.61 per share, which vest on April 1, 2027, subject to Michael Goller's continued service on the Board through the vesting date or an earlier change in control of the Issuer. These Stock Options expire on April 1, 2036.

The policy of the Funds and the Adviser does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for their service.

The Adviser has voting and investment power over the Stock Options and Common Stock underlying such Stock Options and Common Stock received from the exercise of Stock Options by Michael Goller as director's compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options, Common Stock received from the exercise of Stock Options and Common Stock underlying such Stock Options held by Michael Goller as director's compensation.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosures set forth in Items 3 and 5 are hereby incorporated by reference into this Item 6.

2026 $0.0001 Prefunded Warrants

The Form of 2026 $0.0001 Prefunded Warrant is incorporated by reference as Exhibit 99.1 to this Amendment No. 1 and is incorporated herein by reference.

Director Lock-Up Agreement

Pursuant to a lock-up agreement (the "Director Lock-Up Agreement") entered into with the Underwriters in connection with the Offering, Michael Goller agreed, without the prior written consent of Leerink Partners LLC and J.P. Morgan Securities LLC, not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock of the Issuer or any securities convertible into or exercisable or exchangeable for Common Stock (including without limitation, Common Stock or such other securities which may be deemed to be beneficially owned by him, and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities, (3) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, or (4) publicly disclose the intention to do any of the foregoing, in each case for a period beginning on August 9, 2026, and continuing until September 24, 2026. Mr. Goller executed the Director Lock-Up Agreement exclusively in his individual capacity, and not on behalf of the Adviser or funds that it advises, neither of which is subject to the Director Lock-Up Agreement.

The foregoing description of the Director Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Director Lock-Up Agreement, which is incorporated herein by reference as Exhibit 99.2.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

99.1 Form of Pre-Funded Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K/A, filed with the SEC on August 11, 2026).

99.2 Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on August 10, 2026).

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, Scott L. Lessing/ President By: Baker Bros. Advisors (GP) LLC, its general partner (08/11/2026)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing/ President (08/11/2026)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (08/11/2026)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (08/11/2026)